UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. )

MEI Pharma, Inc
(Name of Issuer)

Common Stock, par value $0.00000002 per share
(Title of Class of Securities)

572322402
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 21st Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 572322402	Page 2 of 10 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Baker Bros. Advisors, LLC 13-4093645
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,840,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,840,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,840,000 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IA

(1) Includes shares of common stock issuable upon exercise of the Warrant (as defined in Item 4 below), subject to the limitations on exercise described in Item 4 below.

(2) Based on 21,673,482 shares of common stock outstanding as reported in the Issuer’s Form 10-K filed with the SEC on September 18, 2012, plus 55,000,000 shares of common stock to be issued pursuant to the Purchase Agreement dated November 4, 2012, as reported in the Issuer’s Form 8-K filed with the SEC on November 5, 2012.

SCHEDULE 13D

CUSIP No. 572322402	Page 3 of 10 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,840,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,840,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,840,000 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes shares of common stock issuable upon exercise of the Warrant (as defined in Item 4 below), subject to the limitations on exercise described in Item 4 below.

(2) Based on 21,673,482 shares of common stock outstanding as reported in the Issuer’s Form 10-K filed with the SEC on September 18, 2012, plus 55,000,000 shares of common stock to be issued pursuant to the Purchase Agreement dated November 4, 2012, as reported in the Issuer’s Form 8-K filed with the SEC on November 5, 2012.

SCHEDULE 13D

CUSIP No. 572322402	Page 4 of 10 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,840,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,840,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,840,000 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes shares of common stock issuable upon exercise of the Warrant (as defined in Item 4 below), subject to the limitations on exercise described in Item 4 below.

(2) Based on 21,673,482 shares of common stock outstanding as reported in the Issuer’s Form 10-K filed with the SEC on September 18, 2012, plus 55,000,000 shares of common stock to be issued pursuant to the Purchase Agreement dated November 4, 2012, as reported in the Issuer’s Form 8-K filed with the SEC on November 5, 2012.

ITEM 1. Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.00000002 per share (the “Common Stock”) of MEI Pharma, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”). The address of the principal executive offices of the Issuer is 11975 El Camino Real, Suite 101, San Diego, CA 92130. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

Item 2 is restated as follows:

(a) The Reporting Persons are:

1.	Baker Bros. Advisors, LLC (“the Adviser”)

2.	Felix J. Baker

3.	Julian C. Baker

(b) The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors, LLC

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5633

(c) The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser, an entity engaged in investment activities. Julian C. Baker and Felix J. Baker are managing members of the Adviser.

Certain securities of the Issuer are owned directly by 667, L.P. (“677”), a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are owned directly by Baker Brothers Life Sciences, L.P. (“Life Sciences”), a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are owned directly by 14159, L.P. (“14159”, and together with 667 and Life Sciences, the “Funds”), a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the persons listed in Item 2(b) and (c) above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Adviser is a limited liability company organized under the laws of the state of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of Transaction

Purchase Agreement

On November 4, 2012, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) by and among the Issuer and the Funds, along with certain other accredited investors. Pursuant to the Purchase Agreement, the Issuer agreed, subject to stockholder approval, to issue an aggregate of 6,000,000 units (the “Units”) to the Funds for an aggregate purchase price of $3,002,900 in a private placement (the “Transaction”). Each Unit consists of one share of Common Stock and warrants to acquire 0.70 shares of Common Stock at an exercise price of $0.52 per share (the “Warrants”). The Units will consist of an aggregate of 6,000,000 shares of Common Stock (the “Shares”) and Warrants exercisable for an aggregate of 4,200,000 shares of Common Stock (the “Warrant Shares”). The warrants will expire 5 years after the date of issuance.

The Board of Directors of the Issuer approved the Purchase Agreement and transactions contemplated thereby on November 4, 2012, and the Issuer’s majority stockholder, Novogen Limited (“Novogen”), provided its written consent with respect thereto on November 5, 2012. Novogen’s approval by written consent, as majority stockholder, will not be effective until 20 days after the Issuer mails an information statement to its other stockholders in accordance with Schedule 14C under the Securities Exchange Act of 1934, as amended.

The Purchase Agreement provides that, if the Issuer proposes to offer equity or equity equivalent securities to any person prior to December 31, 2013 (a “Subsequent Financing”), each Fund then holding at least 3,000,000 shares of Common Stock (or 300,000 shares, after giving effect to the 1-for-10 reverse stock split that the Issuer intends to effect prior to the closing of the Transaction) will have the right to purchase (the “Right of First Refusal”) its pro rata portion of such equity securities, based on its equity ownership of the Issuer, subject to certain conditions.

The Purchase Agreement may be terminated by the mutual written consent of the Issuer and each purchaser subject to the Purchase Agreement (a “Purchaser”), and by either the Issuer or any Purchaser (with respect to such Purchaser) if the Closing (as defined in the Purchase Agreement) has not occurred by 5:00 p.m. New York City time on March 15, 2013 (other than by any party whose failure to comply with its obligations under the Purchase Agreement caused or resulted in the failure of such Closing to occur by such time).

Registration Rights Agreement

Pursuant to the terms of the Purchase Agreement, the Issuer and the Funds have agreed to enter into a Registration Rights Agreement (the “Registration Rights Agreement”) concurrently with the Closing. Within 30 calendar days after the Closing, the Issuer will be required to file with the SEC a registration statement (the “Initial Registration Statement”) covering the resale by the Funds or their permitted transferees on a continuous basis pursuant to Rule 415 under the Securities Act 1933, as amended (“Rule 415”) of the Shares and Warrant Shares. If the SEC takes the position that the sale of all or some of the Registrable Securities (as defined in the Registration Rights Agreement) is not eligible to be made on a delayed or continuous basis under Rule 415, then the Issuer is required to amend the Initial Registration Statement to remove any Registrable Securities not permitted to be sold thereunder (“Cut Back Shares”) and to file an additional registration statement (“Additional Registration Statement”, and, together with the Initial Registration Statement, the “Registration Statements”) covering the Cut Back Shares on the terms set forth in the Registration Rights Agreement. To the extent the staff of the SEC does not permit all of the unregistered Cut Back Shares to be registered on an Additional Registration Statement, the Issuer shall file Additional Registration Statements successively trying to register on each such Additional Registration Statement the maximum number of remaining Cut Back Shares until all the Registrable Securities have been registered with the SEC.

The Issuer will agree to use commercially reasonable efforts to cause the Registration Statements to become effective within 60 days after the filing thereof, or, if any Registration Statement is reviewed by the SEC and the SEC provides written comments, within 90 days after the filing thereof. The Issuer will also agree to use commercially reasonable efforts to maintain the effectiveness of the Registration Statements for a period ending on the fifth anniversary of the Closing.

Warrants to Purchase Common Stock

Pursuant to the Warrants to Purchase Common Stock by each Fund dated November 4, 2012 (the “Warrant”), if at any time the beneficial ownership of the Funds and their affiliates exceeds 9.99% of the shares of Common Stock outstanding immediately after giving effect to the exercise of the Warrant, then the number of shares of common stock that may be acquired by the Funds and their affiliates upon any exercise of the Warrant will be limited to the extent necessary to ensure that, following such exercise, the total number of shares of common stock then beneficially owned by the Funds and their affiliates does not exceed 9.99% of the total number of then issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon exercise of the Warrant) (the “Maximum Percentage”). At any time that the Funds and their affiliates do not beneficially own in excess of the Maximum Percentage, the Funds may, by written notice to the Issuer, from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice. Pursuant to the Warrant, any such increase will not be effective until the 61st day after such notice is delivered to the Issuer.

The foregoing descriptions of the Purchase Agreement, the Registration Rights Agreement and the Warrant do not purport to be complete and are subject to, and qualified in their entirety by, reference to the full text of the Purchase Agreement, the Registration Rights Agreement and the Warrant, which are included as Exhibits 10.1, 10.2, and 10.3, respectively, and are incorporated herein by reference.

Whether the Reporting Persons or their affiliates purchase any additional securities or dispose of any securities, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the Issuer’s business and prospects, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. Depending upon their assessments of these factors from time to time, the Reporting Persons or their affiliates may change their present intentions as stated above, including determining to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of warrants or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, as of the date of this filing, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets, or with respect to its management, capitalization, dividend strategy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock of the Issuer directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon exercise of the Warrant at an exercise price of $0.52 per share as of the date hereof by the Funds, subject to the limitation on exercise described in Item 4 above.

Name	Number of Shares of Common Stock	Number of Shares Underlying Warrant (1)
667, L.P.	449,400	314,580
Baker Brothers Life Sciences, L.P.	5,421,000	3,794,700
14159, L.P.	129,600	90,720

(1) Warrant subject to the limitation on exercise described in Item 4 above.

The Funds will use available working capital to purchase the shares of Common Stock and Warrants to be acquired pursuant to the Purchase Agreement.

On April 13, 2012, the Adviser, the Funds, and the general partners of the Funds entered into an amended and restated management agreement (the “Management Agreement”) which gave the Adviser complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments. The general partners of the Funds relinquished all discretion and authority with respect to the Funds’ investments and voting power over investments. In connection with the services provided by the Adviser to the Funds, the Adviser receives a management based fee that does not confer any pecuniary interest.

By virtue of the Management Agreement, the Reporting Persons may be deemed to be indirect beneficial owners of securities of the Issuer owned directly by the Funds. The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

(c) Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in the securities of the Issuer during the past 60 days.

(d) Not applicable

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure regarding the Purchase Agreement, the Registration Rights Agreement and the Warrant contained in Item 4 is incorporated herein by reference.

The Purchase Agreement, the Registration Rights Agreement and the Warrant are incorporated by reference as Exhibits 10.1, 10.2 and 10.3 to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

10.1	Securities Purchase Agreement, dated as of November 4, 2012, by and among MEI Pharma, Inc., 667, L.P., Baker Brothers Life Sciences, L.P. and 14159, L.P. and certain other accredited investors identified in Exhibit A thereto (Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 000-50484), filed with the SEC on November 5, 2012).

10.2	Form of Registration Rights Agreement by and among MEI Pharma, Inc. and the investors set forth in Exhibit A thereto (Incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K (File No. 000-50484), filed with the SEC on November 5, 2012).

10.3	Form of Warrant.

99.1:	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2012

BAKER BROS. ADVISORS, LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

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